UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description September Operational Update dated 11 October 2022

 Press Release

11 October 2022

Argo Blockchain plc

("Argo" or "the Company")

September 2022 Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for September 2022.

During the month of September, Argo mined 215 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 235 BTC in August 2022. The decrease in BTC mined is primarily due to a 12% increase in average network difficulty during September. Additionally, the Company is continuing to curtail operations at its Helios facility in Dickens County, Texas during periods of high electricity prices.

As of 30 September 2022, the Company held 512 Bitcoin, of which 167 were BTC Equivalents. The Company closely monitors market conditions and is actively using a variety of derivatives to manage BTC holdings and mitigate risk exposure.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in September amounted to £3.78 million [$4.27 million*] (August 2022: £4.39 million [$5.23 million*]). Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin (Mining Margin) of 25% for the month of September (an increase from 20% in August 2022).

The Company currently has 2.5 EH/s of total hashrate capacity and expects to complete the installation of its Bitmain S19J Pro machines by the end of October 2022. After accounting for the sale of 3,400 mining machines to a third party that was reported on 7 October 2022, the Company now expects to achieve a total hashrate capacity of 2.9 EH/s once the installation is complete.

Organisational Changes

Effective October 15, Perry Hothi is stepping down from his role as Chief Technology Officer at Argo and will serve as a transitional advisor to the Company. The technology function will be led by Jean Esquier, who currently serves as Vice President of Technology and Development.

In addition, the Company is excited to welcome Jason Zaluski to the team as Vice President of Mining. In this role. Jason will strengthen the Company's core team and focus on optimising operations of Argo's mining fleet. Jason brings tremendous experience in blockchain technology and Bitcoin mining, having previously worked at Hut 8 Mining as Vice President of Strategic Technologies.

Management Commentary

Peter Wall, Chief Executive Officer at Argo, said: "As another month of high energy prices and uncertain market conditions ended, Argo continues to execute on its plans to grow operations at Helios. We are nearing completion of the installation of our new Bitmain S19J Pro machines, which will increase our total hashrate capacity to 2.9 EH/s by the end of the month. This will represent a 81% increase in total hashrate capacity since Q1 2022. I continue to be proud of our team for its efforts to deliver long-term growth in the interest of our shareholders."

"Additionally, I'd like to thank Perry Hothi for his long years of service and great contribution to Argo," Wall continued. "Perry has been with us from the very beginning, and I wish him well as he moves on."

Perry Hothi, Chief Technology Officer at Argo, said, "I've decided to leave Argo because I believe the technology team is ready. I have accomplished everything I set out to do at Argo. Working with Jean and the rest of the technology team these last few years has been a once in a lifetime experience. I'm deeply grateful for their skill, heart, and friendship. It is their time now."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of July 2022 and August 2022.

	Month Ended 31 August 2022		Month Ended 30 September 2022
	£(000s)	$ (000s)	£(000s)	$ (000s)
Gross (loss)	(4,471)	(5,334)	(5,807)	(6,560)
Gross Margin	(110%)	(110%)	(154%)	(154%)
Depreciation of mining equipment	1,644	1,961	1,723	1,947
Change in fair value of digital currencies	2,944	3,512	4,967	5,611
Realised loss on sale of digital currencies	765	913	55	62

Mining Profit	882	1,052	938	1,060
Bitcoin and Bitcoin Equivalent Mining Margin	20%	20%	25%	25%

(1) Due to unfavourable changes in the fair value of BTC there was a loss on the change in fair value of digital currencies in August 2022 and September 2022.

* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 October, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel